UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

DAYBREAK OIL AND GAS, INC.
(Name of Issuer)

Common Stock, $0.001 Per Share
(Title of Class of Securities)

239559 107
(CUSIP Number)

James F. Westmoreland, 1414 S. Friendswood Dr., Suite 212, Friendswood, TX 77546 (281)996-4176
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 13, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	239559 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James F. Westmoreland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,558,758
	8	SHARED VOTING POWER
Not Applicable
	9	SOLE DISPOSITIVE POWER
7,558,758
	10	SHARED DISPOSITIVE POWER
Not Applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,558,758
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IN

Item 1.Security and Issuer

This statement on Schedule 13D relates to the shares (“Shares”) of common stock, par value $0.001 per share, of Daybreak Oil and Gas, Inc., a Washington corporation (the “Issuer”).  The principal executive office of the Issuer is located at 1101 N. Argonne Road, Suite A 211, Spokane Valley, WA 99212

Item 2.Identity and Background

(a)James F Westmoreland

(b)1414 S. Friendswood Dr., Suite 212, Friendswood, TX 77546

(c)Chairman, President and Chief Executive Officer of Daybreak Oil and Gas, Inc.

(d)Mr. Westmoreland, the Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)Mr. Westmoreland, the Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)United States of America

Item 3.Source and Amount of Funds or Other Considerations

On January 24, 2020, Mr. Westmoreland, the Company’s Chairman, President and Chief Executive Officer, loaned the Company $27,835 from his personal funds for general operating expenses pursuant to the terms of a Convertible Note Purchase Agreement and a convertible note (the “Note”).  The Note had a maturity date of July 12, 2020, carried no interest, fees or penalties, and provided that, if not repaid in full at maturity, the principal balance would automatically convert into common stock of the Company at a conversion price of $0.004 per share.  The Note remained outstanding at maturity and so was converted into 6,958,758 shares of the Company’s common stock shares on July 13, 2020.

Mr. Westmoreland previously owned an aggregate of 600,000 Shares through a personal purchase via a broker; and shares acquired through vesting from issuance of Restricted Stock from Daybreak’s 2009 Restricted Stock and Restricted Stock Unit Plan.

Item 4.Purpose of Transaction

The purpose of the purchase of the Note was to loan funds to the Company for general operating expenses on terms more favorable than the Company was able to obtain from other sources.  The purpose of the conversion of the Note at maturity and the issuance of 6,958,758 shares to Mr. Westmoreland was because the Company did not have adequate liquidity to repay the principal amount of the Note.

Mr. Westmoreland has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (b) and (d) - (j) of Item 4 of Schedule 13D.

(c)On December 22, 2020, the Company entered into a Secured Promissory Note (the “Secured Note”), as borrower, with Mr. Westmoreland and Angela Marie Westmoreland, Co-Trustees of the James and Angela Westmoreland Revocable Trust, or its assigns (the “Noteholder”), as the lender. Pursuant to the Secured Note, the Noteholder loaned the Company an aggregate principal amount of $155,548.34 for general operating expenses. The Secured Note bears an interest rate of 2.25% and requires monthly payments on the Secured Note balance until repaid in full. The maturity date of the Secured Note is December 21, 2036. The obligations under the Note are secured by a lien on and security interest in the Company’s oil and gas assets located in Kern County, California, as described in a Deed of Trust entered into by the Company in favor of the Noteholder to secure the obligations under the Secured Note.  The Secured Note was entered into for the purpose of providing the Company with working capital for its operating expenses and the Noteholder has no plans or proposals with respect thereto.  However, if the Company defaults on the Secured Note, foreclosure by the Noteholder could result in a sale or transfer of Company assets to repay the obligations under the Secured Note.

Mr. Westmoreland may in the future take such actions with respect to his investment in the Issuer as he may deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and Mr. Westmoreland's investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.Interest in Securities of the Issuer

(a)Mr. Westmoreland (“Reporting Person”) beneficially owns 7,558,758 (12.5%) Shares of Common Stock, the aggregate number and percentage (based on 60,491,122 Shares of Common Stock outstanding on January 13, 2021) of outstanding shares of Common Stock of the Company.

(b)Mr. Westmoreland has sole power to vote, and the sole power to dispose of, all 7,558,758 common shares.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7.Material to Be Filed as Exhibits

Exhibit NoTitle

1Promissory Note, dated December 22, 2020, by and between Daybreak Oil and Gas, Inc. and James Forrest Westmoreland and Angela Marie Westmoreland, Co-Trustees of the James and Angela Westmoreland Revocable Trust (incorporated by reference from

Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 13, 2021).

2Mortgage, Deed of Trust, Assignment of Production, Security Agreement and Financing Statement, dated as of December 22, 2020, by Daybreak Oil and Gas, Inc. in favor of James Forrest Westmoreland and Angela Marie Westmoreland, Co-Trustees of the James and Angela Westmoreland Revocable Trust (incorporated by reference from Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 13, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021
Dated
/s/ JAMES F. WESTMORELAND
Signature
James F. Westmoreland
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).